EXHIBIT NO. 99.(h) 4

MASTER ADMINISTRATIVE SERVICES AGREEMENT

(COMPASS)

Amended and Restated

January 1, 2008

Exhibit A revised as of:

January 1, 2009

Exhibit D revised as of:

August 1, 2008

January 1, 2009

August 1, 2009

Effective August 1, 2009

Exhibit D

Administrative Fee

In return for the Administrative Services provided by the Administrator under this Agreement, the Funds shall pay the Administrator each calendar year (the “Contract Period”) a fee in an aggregate amount approved by the MFS Variable Insurance Trust II and Compass Funds Board for such calendar year, as it may be amended by the Board from time to time (the “Approved Annual Fee”). The Approved Annual Fee shall be allocated among the Funds and paid by the Funds in accordance with the methodology described below. For calendar 2009, the Approved Annual Fee is $2,601,610.

(i) Fixed Fee: Regardless of asset size, each Fund shall pay an annual fee to the Administrator in the amount of $10,000. If during the Contract Period a Fund either joins the Agreement pursuant to Section 9(d) or terminates pursuant to Section 8, a pro rata fixed fee will be charged for the portion of the calendar year that the Fund is a party to this Agreement.

(ii) Asset-Based Fee: In addition to the Fixed Fee, each Fund shall pay a fee at an annual rate, stated as a percentage of the average daily net assets of the Fund in excess of $20 million, equal to a rate which when applied to the Fund’s net assets in excess of such minimum, as of the end of the calendar month prior to such determination, and when added to the Fixed Fees, is reasonably calibrated to pay the Administrator the Approval Annual Fee for the applicable Contract Period. As necessary, the rate shall be adjusted from time to time based on the then current asset levels, in the discretion of the Administrator, if changes in asset levels warrant such adjustment. The Administrator shall report any changes to the asset based fee to the MFS Variable Insurance Trust and Compass Funds Board for ratification at the next Board meeting following such change and shall report semi-annually to the Board the actual amount of payments received by the Administrator (report to the September Board meeting for payments for the six-month period ending June 30 and to the February meeting for payments for the six and twelve month periods ending December 31). If during a Contract Period Funds either join the Agreement pursuant to Section 9(d) or terminate pursuant to Section 8, the asset-based fee shall be adjusted, if necessary, so that the total of payments expected to be paid by the Funds will continue to be reasonably calibrated to pay the Administrator the Approved Annual Fee for the applicable Contract Period.

IN WITNESS WHEREOF, the parties hereto have caused this Exhibit D to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affiliated, as of the date first written above.

On behalf of the MFS/Sun Life Series Trust and Compass Products listed on Exhibit A hereto

By:	SUSAN S. NEWTON
Susan S. Newton Assistant Secretary

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	ROBERT J. MANNING
Robert J. Manning Chief Executive Officer, Chief Investment Officer and President